CONSOLIDATED FINANCIAL STATEMENTS

Viceroy Exploration Ltd.
(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS
For the twelve-month period ended December 31, 2004,
the six-month period ended December 31, 2003,
and the period from March 31, 2003 (date of incorporation) to June 30, 2003.
(expressed in Canadian dollars)

Management Report

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and reconciled to United States generally accepted accounting principles. Management is responsible for the information and representations in the consolidated financial statements, including the estimates and judgements required for their preparation.

Management is also responsible for establishing and maintaining internal controls and procedures over the financial reporting process designed to provide reasonable assurance that assets are safeguarded and reliable financial records are maintained.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and consists entirely of non-management directors. The Audit Committee meets with management and the independent auditors to review any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors’ report prior to the submission of the financial statements to the Board of Directors for final approval.

PricewaterhouseCoopers LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company’s external auditors, have examined the consolidated financial statements of the Company and their report follows.

Patrick G. Downey President and CEO	John P. Fairchild Chief Financial Officer

Vancouver, British Columbia March 4, 2005

Independent Auditors’ Report To the Shareholders of Viceroy Exploration Ltd.

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

We have audited the consolidated balance sheets of Viceroy Exploration Ltd. (an exploration stage company) as at December 31, 2004, 2003 and June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the twelve-month period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, 2003 and June 30, 2003 and the results of its operations and its cash flows for the twelvemonth period ended December 31, 2004, the six-month period ended December 31, 2003 and the three-month period ended June 30, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia
March 4, 2005

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31,	December 31,	June 30,
	2004	2003	2003
	$	$	$
Assets
Current assets
Cash and cash equivalents	14,498,984	4,717,030	549,747
Short-term investments	-	76,501	-
Prepaid expenses and accounts receivable	188,633	161,325	6,314
	14,687,617	4,954,856	556,061
Exploration properties (notes 3 and 4)	9,920,885	6,369,419	6,015,995
Furniture and equipment – corporate office (note 5)	29,441	-	-
	24,637,943	11,324,275	6,572,056
Liabilities
Current liabilities
Accounts payable and accrued liabilities	256,582	234,687	67,673
Shareholders’ Equity
Capital stock (note 7 (b))	25,812,231	11,284,526	6,515,196
Stock options and warrants (note 7 (e))	2,394,260	1,252,471	-
Deficit	(3,825,130)	(1,447,409)	(10,813)
	24,381,361	11,089,588	6,504,383
	24,637,943	11,324,275	6,572,056
Nature of operations (note 1)
See accompanying notes.

Approved by the Board of Directors
/s/ Robert V. Matthews Robert V. Matthews Director	/s/ Patrick G. Downey Patrick G. Downey Director

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Expenses
Stock-based compensation (note 7(e))
Directors/officers/employees	748,421	1,027,680	-
Other consultants	434,664	89,400	-
	1,183,085	1,117,080	-

Salaries, benefits and officer consultants	638,684	117,156	-
Stock exchange/transfer agent/listing application	40,920	42,089	-
Legal	43,024	40,488	5,813
Shareholders’ communication	68,892	35,265	-
Amortization	11,284	-	-
Audit and tax	35,200	24,080	5,000
Investor relations (notes 7 (d) and 7 (e))	192,801	18,358	-
Travel and lodging	40,470	11,916	-
Office and miscellaneous	137,349	26,853	-

Loss before the following	2,391,709	1,433,285	10,813

Interest income	(83,916)	(7,604)	-

Loss/write-down of short-term investments	19,487	-	-

Foreign exchange loss	50,441	10,915	-

Loss for the period	2,377,721	1,436,596	10,813

Deficit - Beginning of period	1,447,409	10,813	-

Deficit - End of period	3,825,130	1,447,409	10,813

Basic and diluted loss per share	(0.08)	(0.10)	(0.00)

Weighted average shares outstanding	29,232,390	14,389,263	13,800,000

See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Twelve Months	Six Months	Three Months
	Ended	Ended	Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$
Cash flows (used in) from operating activities
Loss for the period	(2,377,721)	(1,436,596)	(10,813)
Non-cash charges (note 10 (a))	1,213,856	1,117,080	-
Changes in non-cash working capital items (note 10 (b))	(90,136)	107,195	10,813
	(1,254,001)	(212,321)	-
Cash flows (used in) from investing activities
Exploration properties	(3,466,743)	(353,424)	-
Furniture and equipment-corporate office	(40,725)	-	-
Proceeds on sale of short-term investment	57,014	-	-
	(3,450,454)	(353,424)	-
Cash flows from financing activities
Private placement proceeds - net	11,417,706	1,997,700	-
Exercise of warrants and stock options	3,068,703	-
Cash acquired on acquisition of subsidiaries - net	-	2,735,328	549,747
	14,486,409	4,733,028	549,747
Increase in cash and cash equivalents	9,781,954	4,167,283	549,747
Cash and cash equivalents - Beginning of period	4,717,030	549,747	-
Cash and cash equivalents - End of period	14,498,984	4,717,030	549,747
Cash and cash equivalents consist of :
Cash and deposit accounts with banks and brokerages	14,498,984	4,717,030	549,747
Supplemental cash flow information (note 10)
See accompanying notes.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1	Nature of operations

The Company was incorporated on March 31, 2003 under the British Columbia Business Corporations Act as a wholly owned subsidiary of Viceroy Resource Corporation (Viceroy). On June 30, 2003, Viceroy sold to the Company its exploration properties in Argentina and other assets in accordance with the terms of a plan of arrangement between Viceroy, Quest Investment Corporation and other companies, and whereby Viceroy became Quest Capital Corp (Quest). On this date, Viceroy distributed 81% being 11,150,400 shares of the Company to the existing shareholders of Viceroy as of the record date of June 30, 2003 (note 3(a)).

On December 2, 2003, the Company acquired all of the shares of Consolidated Trillion Resources Ltd. (Trillion) by way of a statutory plan of arrangement (the Arrangement) (note 3(b)). The results of operations of Trillion have been consolidated since December 2, 2003.

Effective December 31, 2003, the Company changed its year end from June 30.

The principal focus of the Company is development of its 100% owned Gualcamayo gold property in Argentina. In August 2004, the Company completed a first phase exploration program on the property which included a reverse-circulation drill program and in December 2004 began a second phase of exploration drilling consisting mainly of diamond drilling. Also in December 2004, a new resource estimate was completed on the three zones of mineralization of the property. On January 12, 2005, the Company announced completion of a Preliminary Economic Assessment on the main zone of mineralization within the property and on February 23, 2005 entered into a contract with an international consulting firm to carry out additonal engineering studies on the property incorporating the three zones of mineralization.

The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as property acquisition costs do not necessarily represent present or future values.

Although the Company has taken steps to verify title to exploration properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2	Significant accounting policies

Generally accepted accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences between Canadian and U.S. generally accepted accounting principles, as they relate to these financial statements, are described in note 12.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its active wholly owned subsidiaries Oro Belle Resources Corporation and Minas Argentinas S.A. The accounts of the Company’s subsidiaries are included from the date of acquisition (notes 1 and 3).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translations

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in the statement of operations and deficit for the period.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and brokerages and highly liquid deposits with an initial maturity of less than 90 days.

Short-term investments

Short-term investments are recorded at cost and written down to estimated net recoverable amount if there is an other than temporary decline in value. The net recoverable amount is based upon the short-term investment’s quoted market value.

Exploration property costs

The Company records its interests in exploration properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administrative costs are expensed in the period they are incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Furniture and equipment – corporate office

Furniture and equipment – corporate office is recorded at cost and is amortized on a straight line basis over three years beginning the quarter of purchase.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for future income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Loss per common share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the period. Diluted losses are calculated using the treasury stock method.

Financial instruments

The carrying values of cash and cash equivalents, short-term investments, prepaid expenses and accounts receivable and accounts payable and accrued liabilities approximate book values due to the short term nature of these instruments.

Stock-based compensation

The Company has a stock option plan and accounts for stock option grants under the plan in accordance with the fair value based method of accounting for stock-based compensation.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

3	Acquisitions

	a)	Acquisition of Argentine properties

On June 30, 2003, the Company acquired certain exploration properties in Argentina and certain other assets and liabilities by issuing 13,800,000 common shares in exchange for all of the issued shares of Oro Belle Resources Corporation (Oro Belle) which was a wholly owned subsidiary of Viceroy (note 1) at the time of the acquisition. The properties are held by Minas Argentinas S.A. (MASA) an indirect wholly owned Argentine subsidiary of Oro Belle. The transaction was accounted for at the book value of Viceroy after conforming the accounting policies in respect of the exploration properties to those of the Company.

$
The net assets acquired consist of
Cash	549,747
Prepaid expenses and accounts receivable	5,961
Exploration properties	6,015,995
Accounts payable and accrued liabilities	(56,507)

6,515,196

Consideration - issuance of 13,800,000 common shares	6,515,196

b)	Consolidated Trillion Resources Ltd. (Trillion)

On December 2, 2003, the Company acquired all of the shares of Trillion by way of the Arrangement (note 1) whereby holders of Trillion common shares received 0.70 common shares of the Company for each Trillion share. Trillion and Oro Belle amalgamated under the British Columbia Business Corporation Act under the name of Oro Belle Resources Corporation and is a wholly owned subsidiary of the Company.

The acquisition has been accounted for using the purchase method of accounting and the following is a breakdown of the fair market value of the net assets acquired:

$
The net assets acquired consist of
Cash	2,816,280
Short-term investments	76,500
Accounts receivable	135,134
Accounts payable	(39,941)
2,987,973

Consideration
Issuance of 6,471,158 common shares	2,847,310
Issuance of stock options for 339,500 common shares	59,711
Transaction costs	80,952
2,987,973

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

4	Exploration properties

The gold exploration properties are substantially all located in San Juan province, Argentina, and are subject to net smelter royalties ranging between 1.0% and 3.5%, 2.5% of which are on specific claims and leases which are capped at US$700,000.

	Gualcamayo		Las		La Brea/Las
	(note 1)	Salamanca	Flechas	Evelina	Carachas	Total
	$	$	$	$	$	$
Expenditures in 2001	1,025,128	-	-	-	-	1,025,128
Expenditures in 2002	2,020,738	-	-	-	-	2,020,738
Expenditures in the six months
ended June 30, 2003	122,033	-	-	-	-	122,033
Acquisition cost June 30, 2003
(note 3 (a))	5,255,808	260,187	200,000	200,000	100,000	6,015,995
Expenditures in the period	353,424	-	-	-	-	353,424
Balance - December 31, 2003	5,609,232	260,187	200,000	200,000	100,000	6,369,419
Purchase of additional land	42,962	-	-	-	-	42,962
Expenditures in the period	3,508,504	-	-	-	-	3,508,504
Balance - December 31, 2004	9,160,698	260,187	200,000	200,000	100,000	9,920,885

By option agreement dated as of July 26, 2004 with effect from April 30, 2004 between the Company and a wholly-owned Argentine subsidiary of Tenke Mining Corp., a TSX listed company, the Tenke subsidiary may earn a 75% interest in the Las Flechas property through expenditures with pre-agreed minimum annual exploration expenditures aggregating to US$4.5 million over 5.1 years to June 30, 2009.

The Gualcamayo property exploration expenditures in the period from June 30, 2003, the date of acquisition, to December 31, 2004 are as follows:

			Period from date of
	Six Months	Twelve Months	acquisition
	Ended	Ended	(June 30, 2003) to
	December 31, 2003	December 31, 2004	December 31, 2004
	$	$	$

Drilling	-	1,058,581	1,058,581
Geologists’/engineers’ fees/travel/lodging	122,753	620,643	743,396
Field support	83,898	629,743	713,641
Assays	38,940	208,879	247,819
Property permits/canon payments	27,944	77,671	105,615
Water samples	3,979	2,940	6,919
Road maintenance/drill pads	3,637	238,762	242,399
Location administration/office support	59,790	185,604	245,394
Vehicles and equipment	-	60,732	60,732
Preliminary Economic Assessment	-	42,673	42,673
Argentine value added tax	12,483	382,276	394,759

	353,424	3,508,504	3,861,928

The Company does not have any significant asset retirement obligations at this stage of its activities.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

5	Furniture and equipment – corporate office

	December 31, 2004
		Accumulated
	Cost	Amortization	Net
	$	$	$

Furniture and equipment	25,786	7,430	18,356
Computer equipment	14,939	3,854	11,088

	40,725	11,284	29,441

6	Income taxes

As at December 31, 2004, the Company has the following tax loss carry forwards:

Country	Category	Amount $	Expiry
Argentina	Operating losses	10,727,000	2007-2009
Canada	Non-capital losses	9,861,000	2005-2011
	Net capital losses	50,719,000	N/A

In Argentina, as at December 31, 2004, the tax basis of deferred exploration expenditures exceed the accounting basis balance of deferred exploration expenditures by approximately $3,076,000.

Future income tax assets are not recorded for the above tax loss carry forwards and exploration expenditures temporary difference due to the significant uncertainty of their recovery. The tax losses and exploration expenditures temporary difference may be subject to audit and adjustment by local tax authorities.

7	Capital stock

	a)	Number of authorized shares

	June 30, 2003 and
December 31, 2004	December 31, 2003	Class of Shares

An unlimited number	100,000,000	first preferred shares without par value
An unlimited number	100,000,000	second preferred shares without par value
An unlimited number	100,000,000	common shares without par value

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b)	Issued and outstanding – common shares

	Number of	Amount
	shares	$
Balance - March 31, 2003	-	-

For exploration properties and other net assets (note 3(a))	13,800,000	6,515,196

Balance - June 30, 2003	13,800,000	6,515,196

Private placement	4,200,000	2,100,000
Related share issue costs	-	(80,952)
Pursuant to the Arrangement (note 3(b))	6,471,158	2,847,310
Related share issue costs, including $75,680 stock-based
payment	-	(97,028)

Balance - December 31, 2003	24,471,158	11,284,526

Exercise of private placement warrants	4,200,000	2,520,000
Exercise of brokers’ warrants	350,000	285,679
Exercise of stock options	744,500	545,954
Private Placement	5,604,650	12,330,230
Related share issue costs, including $241,634 stock-based
payment	-	(1,154,158)

Balance – December 31, 2004	35,370,308	25,812,231

On November 18, 2003, the Company completed a private placement for a total of 4,200,000 units for gross proceeds of $2,100,000. Each unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.60 until November 18, 2006. In addition, brokers involved received commission of $102,300 cash and 350,000 warrants (valued at $75,680) to acquire an additional 350,000 shares at an exercise price of $0.60 per share until November 18, 2004.

On December 6, 2004, the Company completed a private placement for a total of 5,604,650 units for gross proceeds of $12,330,230. Each unit consisted of one common share and one-half transferable warrant each whole warrant (2,802,323 warrants) entitling the holder to purchase one additional common share at a price of $2.75 until December 6, 2006. In addition, brokers involved received commission of $780,015 cash and 354,552 non-transferable warrants (valued at $241,634) to acquire an additional 354,552 shares at an exercise price of $2.75 per share until December 6, 2006.

In the subsequent period from January 1, 2005 to March 4, 2005, 250,000 shares were issued for proceeds of $218,500 upon exercise of stock options by three directors.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

c)	Warrants

		Weighted average
	Number of	exercise price
	shares	$

Balance – March 31,2003 and June 30, 2003	-

Private placement	4,200,000	0.60
Brokers’ commission	350,000	0.60

Balance - December 31, 2003	4,550,000	0.60

Exercise of private placement warrants	(4,200,000)	0.60
Exercise of brokers’ commission warrants	(350,000)	0.60
Private placement	2,802,323	2.75
Brokers’ commission	354,552	2.75

Balance – December 31, 2004	3,156,875	2.75

As at December 31, 2004, a total 3,156,875 warrants are outstanding, each warrant entitling the holder to purchase one common share at a price of $2.75, for a total of $8,681,406, until December 6, 2006.

d)	Stock options

The Company has a stock option plan under which the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares of the Company. The maximum term of grant is five years, with the vesting period determined at the discretion of the Board of Directors. The exercise price of each option is no less than the closing price on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced on the grant date less applicable discount, if any, permitted by the policies of the regulatory authorities and approved by the Board of Directors.

		Weighted average
	Number of	exercise price
	shares	$

Balance – March 31, 2003 and June 30, 2003	-

Granted to directors/officers/employees	1,600,000	0.90
Granted to other consultants	100,000	1.25
Granted pursuant to the Acquisition (note 3 (b))	339,500	0.39

Balance - December 31, 2003	2,039,500	0.83

Granted to directors/officers/employees	778,000	1.62
Granted to other consultants	520,000	1.40
Exercise of options by directors/officers/employees	(405,000)	0.51
Exercise of options granted pursuant to the Acquisition
(note 3 (b))	(339,500)	0.39

Balance – December 31, 2004	2,593,000	1.29

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Included in options granted to other consultants in 2004 is an option for 200,000 common shares which at the date granted was subject to vesting. As at December 31, 2004, the option was fully vested.

In the subsequent period from January 1, 2005 to March 4, 2005:

-
on January 31, 2005, stock options for total 827,000 common shares were granted, subject to shareholder and regulatory approvals at an exercise price of $2.46 per share until January 31, 2010 of which options for 597,000 common shares were granted to certain directors, officers and employees and options for 230,000 common shares were granted to other consultants. Three options for a total of 150,000 common shares are subject to vesting.

-
on February 24, 2005, a stock option for 30,000 common shares was granted, subject to shareholder and regulatory approvals, to a consultant at an exercise price of $2.52 per share until February 24, 2010, subject to vesting.

The following table summarizes information on stock options outstanding at December 31, 2004:

Range of exercise	Number of	Weighted average	Weighted average
prices	shares	remaining contractual life	exercise price
$		in years	$

0.50	300,000	3.70	0.50
0.93 -1.35	1,613,000	3.50	1.23
1.57	480,000	4.70	1.57
2.25	200,000	4.81	2.25

	2,593,000	3.84	1.29

The following table summarizes information on stock options outstanding at December 31, 2003:

Range of	Number of	Weighted average	Weighted average
exercise prices	shares	remaining	exercise price
$		contractual life in years	$

0.39 - 0.50	1,039,500	2.88	0.46
1.06 – 1.25	1,000,000	4.86	1.21

	2,039,500	3.85	0.83

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

e)	Stock options and warrants

	Number of	Amount
	shares	$
Balance - June 30, 2003 and March 31, 2003	-	-

Stock-based compensation to directors/officers/employees	1,600,000	1,027,680
Stock-based compensation to other consultants	100,000	89,400
Stock-based payment of options granted pursuant to the
Acquisition (note 3 (b))	339,500	59,711
Stock-based payment of warrants granted as brokers’
commission	350,000	75,680

Balance - December 31, 2003	2,389,500	1,252,471

Stock-based compensation to directors/officers/employees	778,000	748,421
Stock-based compensation to other consultants	520,000	434,664
Stock-based payment of warrants granted as brokers’
commission	354,552	241,634
Exercise of stock-based compensation to directors/officers/
employees	(405,000)	(147,539)
Exercise of warrants granted as brokers’ commission	(350,000)	(75,680)
Exercise of options granted pursuant to the Acquisition	(339,500)	(59,711)

Balance - December 31, 2004	2,947,552	2,394,260

Assumptions used in calculating the fair value of stock-based compensation using the Black-Scholes pricing model are:

For the twelve months ended December 31, 2004:

	Stock options	Stock options	Warrants
	granted to	granted to	granted
	directors/officers/	other	as brokers’
	employees	consultants	commission

Number of common shares	778,000	520,000	354,552
Grant price per share	$1.26 - $2.25	$0.93 - $1.57	$2.37
Exercise price per share	$1.26 - $2.25	$0.93 - $1.57	$2.75
Risk-free interest rate (percent)	3.73 - 4.13	3.84 - 4.13	2.86
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	55-90	56-90	58
Option/warrant life in years	5	5	2
Weighted average grant date
fair value per share	$0.96	$0.84	$0.68

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

For the six months ended December 31, 2003:

	Stock options	Stock options	Warrants
	granted to	granted to	granted
	directors/officers/	other	as brokers’
	employees	consultants	commission

Number of common shares	1,600,000	100,000	350,000
Grant /exercise price per share	$0.50 - $1.25	$1.25	$0.60
Risk-free interest rate (percent)	3.84	3.84	3.84
Annual dividend per share	Nil	Nil	Nil
Price volatility (percent)	90	90	90
Option/warrant life in years	1.5 - 5	5	1
Weighted average grant date fair
value per share	$0.64	$0.89	$0.22

In the subsequent period from January 1, 2005 to March 4, 2005, the stock options granted, subject to shareholder and regulatory approvals, for the 597,000 common shares to certain directors, officers and employees have a fair value total of $761,241 and for the 230,000 common shares to other consultants have a fair value total of $293,275. The stock option granted to a consultant has a fair value of $38,181.

8	Related party transactions

a)
During the twelve months ended December 31, 2004 and six months ended December 31, 2003, the Company paid $7,500 and $55,000, respectively, for administrative and corporate services, and office space to a company which at the time was related by virtue of common directors and officers. The arrangement terminated February 14, 2004.

	b)	During the six months ended December 31, 2003, the Company paid a total $59,500 for management services to two companies each which has a common director with the Company.

During the six months ended December 31, 2003, stock options were granted to certain directors/officers/ employees for a total 1,600,000 common shares having a recorded fair value of $1,627,680.

c)
In the twelve months ended December 31, 2004, the Company had monthly consulting services arrangements with each of its four officers, two of which are also directors of the Company. Cash paid or payable pursuant to these arrangements was $175,000, $112,027, $112,000 and $102,650, an aggregate of $501,677. The arrangement with one of the officers began March 15, 2004.

During the twelve months ended December 31, 2004, stock options were granted to certain directors/officers/ employees for a total 778,000 common shares having a recorded fair value of $748,421.

d)
In connection with the 2004 private placement of the Company, the independent directors of the Company approved the participation by one director of the Company in the private placement for the purchase of 150,000 units on the same terms as arm’s length investors.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

9	Geographic segment information

Assets by geographic segment are as follows:

	December 31, 2004	December 31, 2003	June 30 2003
	$	$	$
Canada	14,646,602	4,909,803	556,061
Argentina	9,991,341	6,414,472	6,015,995
	24,637,943	11,324,275	6,572,056

10	Supplemental cash flow information

	a)	Changes in non-cash charges in operating activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Loss/write-down of short-
term investments	19,487	-	-
Amortization	11,284	-	-
Stock-based compensation	1,183,085	1,117,080	-
	1,213,856	1,117,080	-

b)	Changes in non-cash working capital items:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Increase in prepaid expenses and
accounts receivable	(27,308)	(19,877)	(353)
Increase (decrease) in accounts
payable and accrued liabilities	(62,828)	127,072	11,166
	(90,136)	107,195	10,813

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

c)	The Company entered into the following non-cash investing activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Issue of shares pursuant to the
acquisition (note 3 (a))	-	-	6,515,196
Issue of shares pursuant to the
Arrangement (note 3 (b))	-	2,847,310

d)	The Company entered into the following non-cash financing activities:

	Twelve Months Ended	Six Months Ended	Three Months Ended
	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Share issue costs, stock-based
payment	241,634	75,680	-

11	Commitment

On February 23, 2005, the Company entered into a contract with AMEC Americas Limited to carry out additional engineering studies on its Gualcamayo gold property in Argentina.

12	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which conforms in all material respects with United States generally accepted accounting principles (U.S. GAAP) except as described below:

a)
As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For U.S. GAAP purposes, exploration costs relating to unproven mineral properties are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are then measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) No. 144.

Viceroy Exploration Ltd.
(an exploration stage company)
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b)
As described in note 2, Canadian GAAP allows for short-term investments to be recorded at cost unless there is an other than temporary decline in value. For U.S. GAAP purposes, short-term investments are classified as available–for- sale securities and carried at period-end quoted market values and the differences recorded, net of applicable income taxes, as adjustments to accumulated other comprehensive loss.

c)	The significant effects on the consolidated financial statements relative to U.S. GAAP are as follows:

	i.	Consolidated Statements of Operations

	Twelve			Twelve	Twelve
	Months	Six Months	Six Months	Months	Months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	June 30,	December 31,	December
	2004	2003	2003	2002	31, 2001
	$	$	$	$	$

Loss
As reported under
Canadian GAAP	(2,377,721)	(1,436,596)	(10,813)	-	-
Adjustment for
exploration
expenditures in the
period	(3,508,504)	(353,424)	(122,033)	(2,020,738)	(1,025,128)

Loss under U.S. GAAP	(5,886,225)	(1,790,020)	(132,846)	(2,020,738)	(1,025,128)

Other comprehensive
gain (loss):
Adjustment for
unrealized holding
loss	9,796	(9,796)	-	-	-

Comprehensive loss
under US GAAP	(5,876,429)	(1,799,816)	(132,846)	(2,020,738)	(1,025,128)

Loss per share under
U.S. GAAP *	(0.20)		(0.00)		(0.07)

*	For December 31, 2002 and 2001, 13,800,000 was used as the weighted average share number, being the opening number of shares issued by the Company on June 30, 2003.

ii.	Consolidated Balance Sheet Items

	December 31, 2004	December 31, 2003	June 30, 2003
	$	$	$

Short-term investments
As reported under Canadian
GAAP	-	76,501	-
Adjusted for fair market value	-	(9,796)	-

Under U.S. GAAP	-	66,705	-

iii.	Recent accounting pronouncements

Accounting standards that the Company expects to adopt subsequent to December 31, 2004 on a prospective basis when applicable include the following:

Financial instruments-recognition and measurement, hedges, and comprehensive income

Financial instruments other than trade receivables, trade payables and certain other financial liabilities including long term debt must be recorded at fair value, not historical cost. If a financial instrument is measured at fair value, changes in its fair value is recognized in operations in the period in which they occur except for investments, and possibly certain other assets, designed as being “available for sale” changes in the fair value should be recorded directly in shareholders’ equity in a special account called “other comprehensive income” until the asset disappears or is impaired. At that time, the gains and losses are recycled to the operations statement. The result of applying this standard is that income from these investments will be reported in the operations statement as if the assets were accounted for at historical cost.

These new Canadian standards are effective for fiscal years starting on or after October 1, 2006 and can be adopted earlier but only at the beginning of a financial year and only if the company has not already issued interim financial statements that cover part of the year. The Company does not foresee any significant effects on implementation.

Whether mineral rights are tangible or intangible assets

Effective for reporting periods beginning after April 29, 2004, the United States Emerging Issues Task Force (EITF) released Issue 04-2, "Whether Mineral Rights are Tangible or Intangible Assets." The consensus was that mineral rights acquired on a business combination are tangible assets and should be recorded as a separate component of property, plant and equipment either on the face of the financial statements or in the notes. The Company will comply with the Issue in the future as required.

Mining assets - impairment in business combinations

Effective for reporting periods beginning after March 31, 2004, the EITF released Issue No. 04-3, "Mining Assets: Impairment and Business Combinations." The EITF reached consensus that an entity should include value beyond proven and probable reserves in the value allocated to mining assets in a purchase price allocation to the extent a market participant would include such value in determing the fair market value of the asset. The EITF also reached consensus that an entity should include the effects of anticipated changes in market prices of minerals when determining the fair market value of mining assets in a purchase price equation in a manner consistent with expectations of the marketplace.

An entity should also include cash flows associated with value beyond proven and probable reserves in estimates of future cash flows for determining if a mining asset is impaired under SFAS 144. An entity should also anticipate fluctuations in market prices when determining these cash flows.

The Company will comply with this Issue for any future business combination.